Exhibit 99.1

GOLD FIELDS LIMITED
(Incorporated in the Republic of South Africa)
Registration number:1968/004880/06
ISIN: ZAE000018123
JSE Code: GFI
("Gold Fields")

TERMS OF THE COMBINATION OF GOLD FIELDS’
INTERNATIONAL ASSETS WITH IAMGOLD CORPORATION
AND WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

1.	INTRODUCTION

Further to the cautionary announcement dated 11 August 2004, shareholders are advised that Gold Fields and IAMGOLD Corporation ("IAMGOLD") have now signed a definitive agreement pursuant to which IAMGOLD will, subject to, inter alia, the conditions precedent set out in paragraph 4 below, acquire all of Gold Fields’ mining, development and exploration assets located outside the Southern African Development Community ("SADC"). IAMGOLD will, subject to adjustment, issue to Gold Fields 351,690,218 fully paid and non-assessable common shares of IAMGOLD (the "Consideration Shares") in consideration for such assets, which will result in Gold Fields owning approximately 70 percent of the fully diluted equity of the enlarged company. In addition, immediately before completion, which is expected to take place on or about 31 December 2004, IAMGOLD shareholders, registered as such on a record date which will be a date shortly before completion, will receive a special cash dividend of C$0.50 per IAMGOLD share (collectively "the Transaction").

2.	RATIONALE

Gold Fields has established a significant portfolio of non-SADC assets which produced approximately 1.4 million gold equivalent ounces on an attributable basis for the financial year ended 30 June 2004. As at 30 June 2004, the attributable proven and probable reserves for these assets totalled approximately 14.7 million ounces of gold and the attributable mineral resources represented approximately 25.8 million ounces of gold.

Gold Fields believes that the Transaction presents an opportunity to add further high quality production of approximately 0.4 million ounces per annum through the consolidation of IAMGOLD’s and Gold Fields’ holdings in the Tarkwa and Damang mines in Ghana and through the addition of IAMGOLD’s holdings in the Sadiola and Yatela mines in Mali.

Furthermore, the Transaction creates an entity that is better equipped to compete with international gold companies through more direct access to the international capital and debt markets, thus providing the flexibility to react more swiftly to acquisition and project development opportunities as they arise.

The injection of Gold Fields’ non-SADC assets into a separately listed, freestanding, financially independent company should present an opportunity of further value creation for Gold Fields shareholders as the market is expected to benchmark these assets against those of its international peer group - which currently trade at a premium to the shares of Gold Fields.

3.	THE TRANSACTION

3.1	The assets being acquired by IAMGOLD

The agreement provides for the transfer by Gold Fields or its subsidiaries to IAMGOLD or its subsidiaries of:

•	Gold Fields’ 100 percent ownership interest in the St. Ives and Agnew gold mines in Australia;

•	Gold Fields’ 71.1 percent ownership interest in the Tarkwa and Damang gold mines in Ghana;

•	the Arctic Platinum Project ("APP"), an advanced development project in Finland in which Gold Fields has a 100 percent interest;

•	Gold Fields’ indirect 80 percent economic interest and 92 percent voting interest in the Cerro Corona development project in Peru, the acquisition of which is subject to completion; and

•	a portfolio of other exploration properties, cash and investments,

(collectively, the "Acquired Interests").

3.2	The consideration

The consideration for the Acquired Interests will consist of 351,690,218 fully paid and non-assessable common shares of IAMGOLD ranking pari passu with the existing common shares in issue. Based on IAMGOLD’s volume weighted average trading share price over the 20 trading days prior to the 11 August 2004 announcement, these common shares had a market value of approximately US$2.1 billion. The number of common shares to be issued will be subject to adjustment based on the total net cash contributed by Gold Fields to the ongoing expenditure programmes of the Acquired Interests from 24 June 2004 through to completion of the Transaction. This adjustment will be made based on the 20-day volume weighted average trading price of the IAMGOLD shares prior to closing and is capped at US$ 50 million. Following completion of the Transaction, IAMGOLD will be constituted a listed subsidiary of Gold Fields.

3.3	The IAMGOLD special dividend

Shortly before completion, IAMGOLD shareholders who are registered as such on a record date which will also be a date shortly before completion will receive a special cash dividend of C$0.50 per IAMGOLD share.

3.4	Change of name

Upon completion of the Transaction, IAMGOLD will be renamed "GOLD FIELDS INTERNATIONAL LIMITED" ("GOLD FIELDS INTERNATIONAL") and will become the international growth vehicle (outside of the SADC region) for Gold Fields.

3.5	Stock exchange listings

Gold Fields will retain its existing primary listing in South Africa on the JSE Securities Exchange South Africa ("the JSE") and listings abroad on the New York Stock Exchange ("NYSE") and certain other international exchanges.

3.6	Termination and break fee arrangements

The Transaction provides for a US$20 million (approximately ZAR129 million at the ZAR/US$ exchange rate prevailing on 29 September 2004) break fee payable under certain conditions by the party causing the definitive agreement to be terminated.

3.7	Effective date

The closing and effective date of the Transaction is expected to be on or about 31 December 2004.

3.8	Retention of shares in GOLD FIELDS INTERNATIONAL

GOLD FIELDS INTERNATIONAL will be constituted a subsidiary of Gold Fields and Gold Fields is required to retain a controlling interest in GOLD FIELDS INTERNATIONAL going forward. In this regard, Gold Fields has undertaken that, for so long as required by any South African regulatory authority, it will retain a minimum shareholding of 50.1 percent in GOLD FIELDS INTERNATIONAL. Upon closing of the Transaction, Gold Fields will be contractually precluded from selling, subject to South

African regulatory requirements, part of its shareholding in GOLD FIELDS INTERNATIONAL unless it sells its entire shareholding.

3.9	Anti-dilution rights

In order to satisfy certain conditions of the South African Reserve Bank - Exchange Control Division ("SARB") to granting its approval of the Transaction (further described in paragraph 9 below), IAMGOLD has agreed to provide Gold Fields with Anti-Dilution Rights. These rights include pre-emptive rights that enable Gold Fields and its affiliates to purchase as many shares of GOLD FIELDS INTERNATIONAL as is necessary to maintain beneficial ownership of not less than 50.1 percent (or such lesser percentage as may be required or permitted from time to time by the SARB) of the outstanding common shares of GOLD FIELDS INTERNATIONAL on a fully diluted basis from time to time. The Anti-Dilution Rights entitle Gold Fields to maintain its ownership interest from time to time by participating in any issuance of GOLD FIELDS INTERNATIONAL equity securities for cash at the same price as other purchasers. In the case of a non-cash issuance, Gold Fields is entitled to participate to the extent necessary to enable it to maintain its interest at 50.1 percent (or such lesser percentage as may be permitted by the SARB) at a cash price equal to the prevailing market price or fair value of the securities being offered. The Anti-Dilution Rights also restrict GOLD FIELDS INTERNATIONAL’s ability to issue shares in circumstances where shareholder approval is required, and has not been obtained, prior to the exercise of Gold Fields preemptive rights.

4.	CONDITIONS PRECEDENT

The Transaction is subject to, inter alia, the following principal conditions precedent:

–	the approval, to the extent necessary, of any regulatory authorities having jurisdiction over the Transaction, including the JSE and Canadian securities regulators;

–	the approval by a majority of shareholders of Gold Fields (voting in person or by proxy) at the general meeting to be held to approve the Transaction;

–	the approval by a majority of shareholders of IAMGOLD (voting in person or by proxy) at the special meeting of shareholders to be held to approve the Transaction;

–
the listing of the Consideration Shares of IAMGOLD on the TSX and the NYSE (or, failing the NYSE, the AMEX) and confirmation from the TSX and NYSE/AMEX that the Consideration Shares will not be subject to escrow arrangements;

–
obtaining third party consents and releases from certain guarantees and obligations of Gold Fields and its subsidiaries (other than the Acquired Interests) in respect of the Acquired Interests, releases from certain cross-guarantees and obligations flowing from the Acquired Interests in favour of

Gold Fields or its subsidiaries other than the Acquired Interests and the consent of Mvelaphanda Resources Limited to the assignment of Gold Fields’ exploration rights outside of SADC;

–	no person having acquired beneficial ownership of 20% or more of IAMGOLD’s outstanding common shares prior to completion of the Transaction;

–	IAMGOLD entering into an agreement granting to Gold Fields the Anti-Dilution Rights described above in paragraph 3.9;

–
the absence of any changes, effects, occurrences or states of facts, other than those affecting the economy and markets generally (including changes to the gold price and currency exchange rates), that, either individually or in the aggregate, have or would reasonably be expected to have a material adverse effect on the Acquired Interests or IAMGold; and

–	obtaining all necessary governmental consents for the Transaction.

5.	GROUP STRUCTURE POST TRANSACTION

Upon completion of the Transaction, Gold Fields will own:

•
a 100 percent shareholding in the unlisted GFI Mining South Africa (Proprietary) Limited ("GFIMSA"). This shareholding is subject to rights held by a wholly owned subsidiary of Mvelaphanda Resources Limited ("Mvelaphanda") to acquire 15 percent of GFIMSA in terms of the arrangements between Gold Fields and Mvelaphanda. GFIMSA currently owns and operates the Kloof, Beatrix and Driefontein gold mines; and

•
a controlling shareholding of approximately 70 percent in GOLD FIELDS INTERNATIONAL. This vehicle will be the exclusive vehicle through which Gold Fields intends to pursue non-SADC growth opportunities for so long as it is a subsidiary of Gold Fields.

GOLD FIELDS INTERNATIONAL is expected to produce approximately 2 million ounces of gold during 2005 at an average cash cost of approximately US$ 250 per ounce. The company will have attributable unhedged proven and probable mineral reserves of approximately 19.3 million ounces of gold and attributable measured and indicated mineral resources of 26.0 million ounces with an additional 9.1 million ounces of inferred mineral resource.

Following completion of the Transaction, the Gold Fields simplified group structure would be as follows:

Notes:	(i)	Government of Ghana holds 10%
	(ii)	Anglogold Ashanti 38%, Government of Mali 18%, IFC 6%
	(iii)	Anglogold Ashanti 40%, Government of Mali 20%
	(iv)	15% of the shares to to be issued to Mvelaphanda in 2009
	(v)	80% economic interest, 92% voting (transaction subject to final completion)
*Approximate shareholdings

6.	SUMMARY INFORMATION ON IAMGOLD

IAMGOLD is a leading gold mining exploration and development company headquartered in Toronto, Canada. Its principal assets, located in West Africa, include a 38 percent stake in the Sadiola Gold Mine and a 40 percent stake in the Yatela Gold Mine, both located in Mali, and an 18.9 percent stake in the Tarkwa/Damang complex in Ghana (which is controlled and operated by Gold Fields). IAMGOLD’s share of the combined annual gold production from these properties for the financial year ending 31 December 2004 is expected to be approximately 420,000 ounces. IAMGOLD also has a diverse royalty portfolio, which includes a 1 percent royalty interest in the Diavik

Diamond Project in Canada and a 0.72 percent royalty interest in the Williams gold mine in Canada. IAMGOLD is currently listed on both the TSX and the AMEX.

IAMGOLD asset summary

				2-P	Reserves +		Production
		Iamgold		Reserves	Resources	2003 cash cost	(000's oz)
Asset	Location	Interest (%)		(000's oz)	(000's oz)	(US$/oz)	2003 A

Iamgold

Sadiola	Mali	38	%(1)	1,025	4,295	213	172
Yatela	Mali	40	%(2)	385	625	244	87
Tarkwa	Ghana	18.9	%(3)	1,860	4,220	224	105
Damang	Ghana	18.9	%(3)	175	285	230	57

Total Iamgold				3,445	9,425		421

Source: IAMGold shareholder circular, dated April 30, 2004
(1)	The remaining owners are AngloGold (38%), the Government of Mali (18%) and IFC (6%)
(2)	The remaining owners are AngloGold (40%) and the Government of Mali (20%)
(3)	Gold Fields owns 71.1% stake in this mine, and the Government of Ghana owns 10%

7.	PRO-FORMA FINANCIAL EFFECTS OF THE TRANSACTION ON GOLD FIELDS

The pro forma financial effects of the Transaction on Gold Fields set out below are based on Gold Fields’ audited results for the year ended 30 June 2004.

The pro forma financial effects have been prepared for illustrative purposes only to provide information on how the Transaction might have impacted on the results and financial position of Gold Fields had the Transaction occurred during the year ended 30 June 2004. Because of their nature, the pro forma financial effects may not give a fair reflection of Gold Fields’ financial position at 30 June 2004, after the Transaction, or the effect on future earnings.

	Before[1]	After[2]	Percentage
	SA cents	SA cents	change

Headline earnings per share[3]	157	141	(10.2%)
Earnings per share3&4	158	141	(10.8%)
Net asset value per share[5]	3 042	3 442	13.1%
Tangible net asset value per share[5]	3 042	2 972	(2.3%)

Notes:
1.	Based on the audited consolidated financial statements of Gold Fields for the year ended 30 June 2004
2.	Represents pro forma financial effects after the Transaction
3.	In relation to the pro forma earnings and headline earnings it is assumed that:
	a)	The Transaction was effective on 1 July 2003.
	b)	IAMGOLD’s results were included for the 12 months ended 30 June 2004.
	c)	The consideration for the Transaction was based on the market value of IAMGOLD at a share price of C$7.86.

d)
Fair value adjustments to IAMGOLD’s assets are amortised over the relevant operation’s economic life. (As a consequence of the transaction effectively resulting in the reverse acquisition of IAMGOLD by Gold Fields, the IAMGOLD assets are required to be fair valued.)

4.
Effective July 1, 2004, Gold Fields adopted IFRS 3, which requires that goodwill should not be amortised but tested for impairment. Earnings per share are, therefore, shown on this basis. Under Gold Fields’ previous policies (i.e. before adoption of IFRS 3), pro forma earnings per share would have been 106SA cents.

5.	In relation to pro forma net asset value and tangible net asset value it is assumed that:
	a)	The Transaction was effective on 30 June 2004.
	b)	Gold Fields is the acquirer through a reverse acquisition, resulting in IAMGOLD’s assets being restated to fair value.
	c)	IAMGOLD’s financial position was included as at 30 June 2004.
	d)	The consideration for the Transaction was based on the market value of IAMGOLD at a share price of C$7.86.
	e)	Transaction costs estimated at R110m are included in the purchase consideration.
	f)	Fair value adjustments to IAMGOLD’s listed investments and of gold bullion inventory are reflected in market prices as at 31 August 2004.

8.	CHANGES TO THE BOARDS OF DIRECTORS AND MANAGEMENT OF GOLD FIELDS AND GOLD FIELDS INTERNATIONAL

In connection with the completion of the Transaction, the number of directors of IAMGOLD will be increased to ten, with three of the current directors of IAMGOLD remaining as directors and seven new individuals nominated by Gold Fields being elected or appointed as directors (subject to approval by IAMGOLD shareholders). Subject to formal process, it is anticipated that Gordon R. Parker will become Chairman of GOLD FIELDS INTERNATIONAL and resign from the current Gold Fields board. Mr. Parker is the former Chairman and CEO of Newmont Mining. Similarly Chris Thompson will resign from his post as Chairman of Gold Fields to become President and CEO of the new company. William Pugliese, currently Chairman of IAMGOLD, will become deputy Chairman. Other key appointments to the management of GOLD FIELDS INTERNATIONAL will include John Munro as Chief Operating Officer, Craig Nelsen as head of Exploration and Corporate Development, and Grant Edey as Senior Vice President Finance. Messrs Munro and Nelsen will resign from their current positions with Gold Fields at completion. The Gold Fields’ nominees to the board of GOLD FIELDS INTERNATIONAL will include Ian Cockerill and Nick Holland, currently CEO and CFO, respectively, of Gold Fields.

Alan Wright, currently Deputy Chairman of Gold Fields, is anticipated to succeed Mr. Thompson as Chairman of Gold Fields.

Upon completion of the Transaction, Gold Fields and Gold Fields International will enter into a relationship agreement to govern their ongoing relationship, including the treatment of potential corporate opportunities and conflicts of interest, and to provide for independent committees to oversee the agreement.

9.	SARB APPROVAL

Gold Fields has received approval for the Transaction from the SARB on the basis that:

9.1	At all times Gold Fields maintains a shareholding of at least 50.1 percent in GOLD FIELDS INTERNATIONAL;

9.2
Gold Fields, in order to maintain a shareholding of at least 50.1 percent in GOLD FIELDS INTERNATIONAL, will be permitted, subject to the approval of the SARB on a case-by-case basis, to follow its rights in any equity capital market fund raising by GOLD FIELDS INTERNATIONAL by using funds sourced from within South Africa, provided that:

	(i)	funds sourced from within South Africa are to be applied towards capital expenditure on a specific project or towards the funding of any corporate acquisition of GOLD FIELDS INTERNATIONAL;

	(ii)	the requirements as set out in 9.3 below are complied with; and

	(iii)	the financing of the following of such rights must be completed within the foreign direct investment limits or other exchange control policy parameters prevailing at such time;

9.3	GOLD FIELDS INTERNATIONAL will be permitted to pursue subsequent corporate acquisitions or projects without seeking prior approval from the SARB on the following terms:

(i)
the acquisition or project should be in the same line of business that it is currently pursuing - i.e. the mining of gold as well as platinum group metals. However, in some cases copper and other base metals could be byproduct revenue to the main process of mining for gold and platinum group metals;

	(ii)	any acquisition or project that is pursued would also be subject to GOLD FIELDS INTERNATIONAL maintaining an ownership interest of at least 50.1 percent therein;

	(iii)	any financing arrangements relating to such acquisitions must be without recourse to South Africa;

(iv)
any acquisition or project pursued by GOLD FIELDS INTERNATIONAL should result in a benefit to South Africa over the longer term. Over and above the normal benefits in terms of added value through such acquisitions or projects, Gold Fields has agreed to use its reasonable commercial endeavours to source technical skills from South Africa in developing any acquisitions, consider procurement opportunities from South Africa and investigate the possibility of providing employment opportunities in areas where specific expertise is required and is available; and

(v)
Gold Fields is required to report back to the SARB after any acquisition, giving full details of the acquisition and the financing mechanisms and details of the specific benefits accruing to South Africa.

The SARB has agreed to allow the annual earnings of GOLD FIELDS INTERNATIONAL to be retained offshore to the extent required for working capital, funds for expansion programmes and projects, corporate acquisitions and debt servicing. In this regard Gold Fields is required to report annually to SARB on GOLD FIELDS INTERNATIONAL’s requirements.

10.	UNDERTAKINGS, RECOMMENDATION AND OPINIONS

IAMGOLD has appointed RBC Capital Markets ("RBC") as independent financial adviser to advise the Special Committee of IAMGOLD on the terms of the Transaction. The Special Committee and directors of IAMGOLD have received an opinion from RBC in a form and substance satisfactory to the Special Committee and the directors of IAMGOLD that, as of the date hereof, the consideration under the Transaction is fair, from a financial point of view, to IAMGOLD. All the directors of IAMGOLD who are shareholders of IAMGOLD have undertaken to vote in favour of the resolutions required to implement the Transaction.

The directors of Gold Fields believe that the Transaction will be beneficial to Gold Fields shareholders and have voted unanimously in favour of the Transaction at a board meeting held to consider and approve the Transaction. Accordingly, all the directors of Gold Fields who currently hold shares in Gold Fields have undertaken to vote in favour of the resolutions required to implement the transaction.

11.	DOCUMENTATION AND ANNOUNCEMENTS

Subject to the approvals of the JSE and Canadian regulatory authorities, documentation setting out full details of the Transaction, will be mailed to the shareholders of Gold Fields and IAMGOLD on or about 10 November 2004. A further announcement on the salient dates, including the dates of the meetings for Gold Fields and IAMGOLD shareholders to approve the Transaction, will be published in due course.

SRK Consulting has been appointed independent technical adviser in regard to the Transaction and is compiling technical reports for Gold Fields and IAMGOLD consistent with Canadian securities regulations, which are acceptable to the JSE. These reports will be made available to Gold Fields shareholders.

An update on the Transaction will be provided at Gold Fields AGM on 16 November 2004.

12.	WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

Shareholders are advised that as the terms of the Transaction (including the conditions precedent to which the Transaction is still subject) have been announced, caution is no longer required to be exercised by shareholders when dealing in their securities.

Johannesburg

30 September 2004

Lead financial adviser and transaction sponsor	Rothschild

Co- financial Advisers	Goldman Sachs International, J P Morgan

Attorneys	Edward Nathan & Friedland, McCarthy
Tetrault LLP

Sponsor	J P Morgan

Reporting accountants	PricewaterhouseCoopers

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing and amount of estimated future production, costs of production, estimated operating results, reserve determination and reserve conversion rates, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Gold Fields to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, risks related to the integration of acquisitions, increased production costs, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, currency devaluations, labour disruptions; changes in government regulations, particularly environmental regulations, changes in exchange rates, inflation and other macro-economic factors, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for IAMGOLD and the Form 20-F for Gold Fields as on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although IAMGOLD and Gold Fields have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements speak only as of the date of this document.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the annual information form of IAMGOLD for the year ended December 31, 2003, and material change reports filed by IAMGOLD since January 1, 2003 available at www.sedar.com, for this detailed information with respect to IAMGOLD, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured" and "indicated" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves.